Exhibit 99.2

Unified Grocers, Inc.

Officer Retiree Health Reimbursement Arrangement

(Effective June 1, 2013)

ARTICLE I

PURPOSE OF THE PLAN

1.1 Background. Effective June 1, 2013, Unified Grocers, Inc. establishes this Unified Grocers, Inc. Officer Retiree Health Reimbursement Arrangement for the exclusive purpose of reimbursing qualified medical expenses as defined under Code Section 213(d) and as further defined herein, incurred by Participants and their eligible Spouses.

1.2 Company’s Intent. The Plan is intended to qualify as a medical reimbursement plan under Code Sections 105 and 106, and as a “health reimbursement arrangement” to be administered in accordance with IRS Notice 2002-45 and IRS Revenue Ruling 2002-41, including any subsequent IRS guidance as may be published from time to time. Benefits under the Plan are limited to Company-paid reimbursements for qualified medical expenses, as defined herein. The Plan will be interpreted at all times in a manner consistent with such intent.

ARTICLE II

DEFINITIONS

2.1 “Benefit” means an amount paid as a Health Reimbursements under the Plan.

2.2 “Claims Administrator” means Extend Health, Inc. or its affiliates, or another entity which may be appointed by the Plan Administrator to administer claims for Health Reimbursements under the Plan.

2.3 “COBRA” or “COBRA Rules” means the rules under Code Section 4980B, in accordance with which Spouses may elect continuing group health plan coverage upon the occurrence of certain events, known as “qualifying events.”

2.4 “Code” means the Internal Revenue Code of 1986, as amended from time to time, and all Treasury Regulations and rulings issued by the Internal Revenue Service. References to any Section of the Code shall include any successor provision.

2.5 “Company” means Unified Grocers, Inc.

2.6 “Company Contribution” means the contribution made to a Health Reimbursement Account as described in Appendix A. The Company Contribution may not be uniform among all Participants.

2.7 “Domestic Partner” means an Eligible Retiree’s domestic partner.

2.8 “Effective Date” means the effective date of this Plan, which is June 1, 2013.

2.9 “Eligible Medical Expense” means an expense incurred by a Participant or his Spouse for medical care as defined in Code Section 213(d), with the exception of over-the-counter drugs and medicines that are not prescribed by a physician other than insulin. Eligible Medical Expenses shall also include reimbursements for insurance covering medical expenses as defined in Code Section 213(d)(1)(D), including amounts paid for insurance premiums for accident or health coverage for Participants and their eligible Spouses and tax dependents. In addition, such expense must not have been attributable to a deduction that has been allowed under Code Section 213(d) for any taxable year and must not have been previously reimbursed by insurance or by any other type of plan subject to Code Sections 105 and 106. For the avoidance of doubt, Eligible Medical Expenses under this Plan shall not include any medical care expenses attributed to a Participant’s Domestic Partner, unless the Domestic Partner also qualifies as the Participant’s tax dependent under Code Section 152.

2.10 “Eligible Retiree” means a Retiree who is age 65 or older, Medicare-eligible and enrolls in Medicare Part A and Part B, and is also enrolled in the Medicare Coordinator Service (or a Kaiser HMO plan).

2.11 “Entry Date” means the Effective Date with respect to a Retiree who is an Eligible Retiree and is enrolled in the Medicare Coordinator Service as of such date. For any Retiree who is not an Eligible Retiree on the Effective Date, the term “Entry Date” for such Retiree shall mean the earlier of (a) the first day of the month in which the Retiree turns age 65, provided that he has enrolled in the Medicare Coordinator Service as of such date, or (b) the first day of the month following the month in which the Retiree actually retires from the Company after age 65 and enrolls in the Medicare Coordinator Service. Notwithstanding the foregoing, a Retiree shall not have an Entry Date under the Plan if he fails to enroll in the Medicare Coordinator Service within the time period for enrollment as specified in Section 3.1.

2.12 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any implementing regulations and rulings issued by the Department of Labor, including successor provisions to current provisions.

2.13 “FMLA” means the Family and Medical Leave Act of 1993, as amended from time to time.

2.14 “Health Coverage” and “Health Continuation Coverage” shall include any coverage under the Plan that is subject to the continuation coverage requirements of COBRA.

2.15 “Health Reimbursement” means an amount paid under the Plan to a Participant to reimburse an Eligible Medical Expense incurred by the Participant or his Spouse or tax dependent(s). For the avoidance of doubt, under no circumstances shall a Health Reimbursement under this Plan be made for medical care expenses attributed to a Participant’s Domestic Partner.

2.16 “Health Reimbursement Account” means the record keeping account described in Article IV that is established and maintained by the Company for each Participant to which a Company Contribution is credited.

2.17 “Highly Compensated Employee” generally means an individual who is a highly compensated employee, within the meaning of Code Section 414(q).

2.18 “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, the regulations promulgated thereunder, and any amendments to either.

2.19 “Medicare Coordinator Service” means the Extend Retiree Program administered by Extent Health, Inc. or its affiliates.

2.20 “Participant” means an Eligible Retiree who participates in this Plan in accordance with Article III, and who is entitled to Benefits as described in Article IV.

2.21 “Protected Health Information” or “PHI” means protected health information as described in 45 C.F.R. §164.103, and generally includes any individually identifiable health information held or created by or on behalf of the Plan.

2.22 “Plan” means the Unified Grocers, Inc. Officer Retiree Health Reimbursement Arrangement as set forth in this written instrument, together with any and all amendments and supplements hereto, as it may be amended from time to time.

2.23 “Plan Administrator” means the Company or such other person, committee or third-party administrator as may be appointed by the Company from time to time to supervise the administration of the Plan.

2.24 “Plan Year” means the twelve (12) month period beginning January 1 and ending December 31 of each year. Notwithstanding the foregoing, the first Plan Year shall be a short Plan Year beginning on June 1, 2013 and ending on December 31, 2013.

2.25 “Qualified Beneficiary” means the Participant or any covered family member who has a right to continue “Health Coverage” pursuant to Article V.

2.26 “Retiree” means a former employee that was either hired or that became an elected officer prior to September 30, 2012, and who retires from service with the Company on or after attaining age 55 and completing at least seven (7) years of continuous service with the Company in an elected officer position. Notwithstanding the foregoing, the term Retiree shall also include any Medicare-eligible retiree age 65 or older that retired as an officer and was participating in the Unified Grocers, Inc. group retiree medical plan as of May 31, 2013.

2.27 “Spouse” means the lawful spouse of a Participant as recognized under Federal law, and who is age 65 or older, Medicare-eligible, enrolls in Medicare Part A and Part B, and is also enrolled in the Medicare Coordinator Service (or a Kaiser HMO plan). For purposes of this definition, the term “Spouse” shall include an individual married to a person of the same sex if such individuals are lawfully married under state law, even if the married couple is domiciled in a state that does not recognize the validity of same-sex marriages.

2.28 “USERRA” means the Uniformed Services Employment and Re-Employment Rights Act of 1994, as amended from time to time.

ARTICLE III

ELIGIBILITY REQUIREMENTS

3.1 Enrollment Period for Participation. Enrollment under the Plan opens for a Retiree on the first of the month that the Retiree turns age 65, or, if the Retiree remained in employment with the Company past age 65, then enrollment under the Plan for such Retiree opens on the first day of the month following the month in which the Retiree actually retires from the Company. A Retiree who the Plan Administrator determines is an Eligible Retiree under the Plan shall be furnished with any requisite forms or applications that the Plan Administrator or its designees reasonably require for enrollment and participation in the Plan. The Retiree must enroll in the Medicare Coordinator Service within two months following the date enrollment opens for such Retiree as set forth in this Section 3.1, and any failure to do so, for any reason, shall result in the permanent disqualification of the Retiree to participate in and receive benefits under this Plan.

3.2 Eligibility for Company Contributions. An Eligible Retiree shall participate in the Plan as of his Entry Date and shall receive a Company Contribution to his Health Reimbursement Account as specified in Appendix A hereto. An Eligible Retiree shall only be eligible for Health Reimbursements for Eligible Medical Expenses incurred on or after the Effective Date and while he is a Participant.

3.3 Eligibility for Health Reimbursements. A Participant may receive Health Reimbursements on behalf of the Participant, his Spouse or other tax dependent(s) in an amount equal to the available balance in his Health Reimbursement Account. Prior to being eligible for such reimbursement, however, an Eligible Medical Expense must be substantiated to the Plan Administrator in accordance with the Plan Administrator’s procedures.

3.4 Cessation of Health Reimbursements. A Participant shall no longer be eligible to receive Health Reimbursements except for any right that he may have to do so under COBRA as of the first to occur: (1) depletion of his Health Reimbursement Account; (2) his death; (3) termination of the Plan; (4) or other cessation of eligibility as an Eligible Retiree under the Plan. Notwithstanding the foregoing, in the event of a Participant’s death, the Participant’s surviving Spouse will continue to receive Company Contributions and will be eligible to receive Health Reimbursements for a limited duration, provided that the Participant is in a specified group that is entitled to a spousal death benefit as set forth in Appendix A.

3.5 Grace Period for Submitting Health Reimbursements. Company Contributions credited to a Participants’ Health Reimbursement Account shall only be eligible for Health Reimbursements of Eligible Medical Expenses that are incurred for the Plan Year to which the Company Contributions relate. However, Participants shall have until June 30th following the Plan Year end in which to submit claims for Health Reimbursements of Eligible Medical Expenses incurred during the applicable Plan Year. Any Company Contributions for a Plan Year that remain in Participants’ Health Reimbursement Accounts at the end of the June 30th grace period following that Plan Year shall be forfeited and these amounts will remain in the Company’s general assets except as required under COBRA.

3.6 HIPAA Portability Rules. In the event that the Plan Administrator determines that the Plan is subject to the HIPAA portability rules, the Plan shall be administered in a manner that complies with the requirements of Code Section 9801 et. seq.

ARTICLE IV

HEALTH REIMBURSEMENT ACCOUNTS

4.1 Benefits. The only benefits available under the Plan are Health Reimbursements which are funded from the general assets of the Company. Each Participant shall only be entitled to Health Reimbursements for Eligible Medical Expenses incurred by the Participant, his Spouse or tax dependent(s) on or after the Effective Date of the Plan and while he is an Eligible Retiree, and such Health Reimbursements shall not exceed the positive balance of the Participant’s Health Reimbursement Account. A Participant’s Health Reimbursement Account shall not accrue interest at any time.

4.2 Credits and Debits to Health Reimbursement Accounts. The Company shall establish a Health Reimbursement Account for each Participant, which shall be credited with Company Contributions each Plan Year at the rate designated for the specified group to which the Participant belongs, as set forth in Appendix A. The actual time for crediting the Company Contributions to Participants’ Health Reimbursement Accounts shall be determined by the Company in its sole discretion. A Participant’s Health Reimbursement Account shall be debited in the amount of Health Reimbursements for Eligible Medical Expenses incurred during the Plan Year. Under no circumstances shall any Benefits be provided to Participants in the form of cash payments or any other taxable or nontaxable benefit other than reimbursement for Eligible Medical Expenses.

4.3 Coordination of Benefits. A Participant who is entitled to payment or reimbursement under a health care flexible spending account in a cafeteria plan subject to Code Section 125 must receive his maximum annual reimbursement under such health care flexible spending account before he is entitled to any Benefits under this Plan.

ARTICLE V

COBRA HEALTH CONTINUATION COVERAGE

5.1 Spouse COBRA Coverage. The Spouse of a Participant has the right to elect Health Continuation Coverage if Health Coverage under the Plan is lost due to the Participant’s death or the Spouse’s divorce or legal separation from the Participant.

5.2 Required Notification. If a Spouse experiences any of the following qualifying events, the Spouse (or a family member or legal representative) must notify the Plan Administrator of the qualifying event within 60 days of the date of the divorce or legal separation of the Participant. If the Plan Administrator is not notified within 60 days, the right to Health Continuation Coverage will be lost.

5.3 Notification Requirements. When a Spouse of a Participant experiences a qualifying event as specified in Section 5.2 and the Plan Administrator has been notified on a timely basis that such qualifying event has occurred, the Spouse of the Participant will be notified of the right to elect Health Continuation Coverage. The Spouse (or a family member or legal representative) will have 60 days from the later of the date of the notification about COBRA or the date of loss of coverage to inform the Plan Administrator that he wishes to elect Health Continuation Coverage. If the Qualified Beneficiary does not elect Health Continuation Coverage, Health Coverage under this Plan will end.

5.4 Cost of Continuation Coverage. A Qualified Beneficiary who elects Health Continuation Coverage shall pay 102 percent (102%) of the full cost to the Plan. The first payment must be made within 45 days from the date the Spouse elects Health Continuation Coverage. The Plan Administrator may, however, at its discretion, set the required payment at such other lower percentage, provided such arrangement is permissible under COBRA and is not otherwise inconsistent with the applicable provisions of the Code.

5.5 Length of Continuation Coverage. A Qualified Beneficiary may continue Health Coverage for 36 months in the event of death, divorce or legal separation.

5.6 Termination of COBRA Continuation Coverage. A Qualified Beneficiary’s Health Continuation Coverage may be terminated for any of the following reasons:

(a) the Company fails to provide Health Coverage to any retirees;

(b) the payment for the Qualified Beneficiary’s Health Continuation Coverage is not paid on a timely basis;

(c) the maximum period of continuation under this Article V ends; or

(d) for cause, if a similarly situated non-Qualified Beneficiary’s coverage would be terminated on the same basis.

5.7 Conformance with Applicable Law. The intent of this Article V is to outline the rules for compliance with COBRA and is to be interpreted in all cases in a manner consistent with applicable law and regulations promulgated thereunder, and consistent with any change as may be made to such law and/or regulations from time to time. Under no circumstances will a Spouse of a Participant be entitled to Health Care Continuation Coverage under this Plan if he is not entitled to continuation coverage under COBRA.

ARTICLE VI

STANDARDS FOR PRIVACY OF INDIVIDUALLY

IDENTIFIABLE HEALTH INFORMATION

6.1 Permitted and Required Uses and Disclosures of PHI. This Article VI permits the Plan to disclose PHI to the Company to the extent that such PHI is necessary for the Company to carry out its administrative functions related to the Plan. The HIPAA Privacy Rule procedures established under this Plan for the permitted and required uses and disclosures of PHI shall conform to the policies and procedures established by the Company under its group health plan for active employees, the terms of which are incorporated herein by reference.

6.2 Requirements for Disclosure of PHI to Plan Sponsor. PHI shall not be disclosed to the Company unless and until the Company certifies to the Plan that the Plan document has been amended to incorporate the provisions of this Article VI, and that the Company agrees to the requirements of this Section 6.2 concerning protection of such PHI. The requirements of this Section 6.2 are met only if the Company has agreed to:

(a) Not use or further disclose the PHI other than as permitted or required by the Plan documents or as required by law;

(b) Ensure that any agents, including a subcontractor, to whom it provides PHI received from the group health plan agree to the same restrictions and conditions that apply to the plan sponsor with respect to such PHI;

(c) Not use or disclose the information for employment-related actions and decisions or in connection with any other benefit or employee benefit plan of the Company;

(d) Report to the group health plan any use or disclosure of the PHI that is inconsistent with the uses or disclosures provided for of which it becomes aware;

(e) Make available PHI accordance with § 164.524 of the Regulations of the U.S. Department of Health and Human Services (45 C.F.R. Part 164) (relating to access of individuals to PHI);

(f) Make available PHI for amendment and incorporate any amendments to PHI in accordance with § 164.526 of the Regulations of the U.S. Department of Health and Human Services (46 C.F.R. Part 164) (relating to the right of an individual’s right to receive an accounting of PHI disclosures);

(g) Make its internal practices, books, and records relating to the use and disclosure of PHI received from the Plan available to the Secretary of Health and Human Services, or any other officer or employee of Health and Human Services to whom the authority involved has been delegated, for purposes of determining compliance by the Plan with the applicable regulations promulgated under HIPAA;

(h) If feasible, return or destroy all PHI received from the Plan that the sponsor still maintains in any form and retain no copies of such PHI when no longer needed for the purpose for which disclosure was made, except that, if such return or distribution is not feasible, limit further uses and disclosures to those purposes that make the return or destruction of the PHI infeasible; and

(i) Ensure that the adequate separation of the Plan and the Company, as required under Section 6.3, below, is established.

6.3 Separation of Plan and Company.

(a) Establish the identity of those employees or classes of employee or other persons under the control of the Company who are to be given access to PHI (including all individuals who receive PHI relating to payment, operations, or other matters pertaining to the Plan in the ordinary course of business);

(b) Restrict access to and use by such employees and other persons who are described or identified in the Company’s HIPAA Privacy Rule procedures as having access to PHI to the plan administration functions that the Company performs for the group health plan; and

(c) Provide an effective mechanism for resolving any issues of noncompliance by persons who are described or identified in the Company’s HIPAA Privacy Rule procedures as having access to PHI with the provisions of this Section 6.3.

6.4 Compliance with HIPAA. The provisions of this Article VI are intended to comply in all respects and at all times with the provisions of HIPAA relating to PHI and standards of privacy applicable to PHI. The Plan will enter into business associate agreements with any vendors or service providers as may be required by applicable law as determined by the Plan Administrator. Any modifications to the applicable provisions of HIPAA shall be deemed to be automatically incorporated into this Article VI, and in the event of any inconsistency between the provisions set forth in this Article VI and the provisions of HIPAA shall be resolved to the extent possible so that the provisions of HIPAA shall be applicable.

ARTICLE VII

BENEFIT CLAIM PROCEDURES

7.1 Submission of Claims. Claims for Health Reimbursements under this Plan shall be made in the manner prescribed by the Plan Administrator. In general, Health Reimbursements shall only be permitted by written application to the Claims Administrator for Eligible Medical Expenses incurred during participation in the Plan. A request for Benefits is a “claim” subject to this Article VII only if filed by the Participant or the Participant’s authorized representative (hereinafter, referred to as a “Claimant”) in accordance with the Plan’s claim procedures. The Claim Administrator may require that a Claimant furnish a bill, receipt, cancelled check or other written evidence or certification of payment or of the obligation to pay an Eligible Medical Expense. If a claim for Benefits is received, but there is not sufficient information to process the claim, the Claimant will be afforded the opportunity to provide any missing information to perfect the claim. All claims must be postmarked to the appropriate Claims Administrator no later than June 30th following the end of the Plan Year in which the expense was incurred. Claims postmarked after the June 30th deadline will be denied as untimely. Given the nature of the Plan as a health reimbursement arrangement, the claim procedures set forth in this Article VII are intended to apply to “post service claims” under a group health plan as set forth under 29 C.F.R. Section 2560.503-1. To the extent that any claim for Benefits must be handled in a different manner such as, for example, under the standards for urgent care claims, concurrent care claims or pre-service claims, or for any claims requiring an external claims process, then the handling of any such claim shall comply with all applicable requirements of 29 C.F.R. Section 2560.503-1, 29 C.F.R. Section 2590.715-2719 and DOL Technical Release 2010-11 as amended and supplemented from time-to-time, which are incorporated herein by reference.

7.2 Notice of Denied Claim.

(a) Timing of Notice. If a claim for Benefits is denied in whole or in part, the Claims Administrator shall notify the Claimant within a reasonable period of time and no later than thirty (30) days after the Claims Administrator’s receipt of the claim. The initial 30-day period for determination on a denied claim for Benefits may be extended one time by the Claims Administrator for up to fifteen (15) days provided that the Claims Administrator both determines that an extension is necessary due to matters beyond the control of the Claims Administrator, and notifies the Claimant prior to the expiration of the initial thirty (30)-day period of the circumstances requiring the extension and the expected date by which the Claims Administrator expects to render a decision. If such extension is necessary due to the need for additional information from the Claimant, the notice to the Claimant will describe the additional information needed and provide the Claimant with at least forty-five (45) days in which the Claimant may respond.

(b) Content of Denial Notice. The notice of denial of a Benefit claim shall be in writing and shall contain the following information:

(1) The specific reason or reasons for the denial;

(2) Specific reference to pertinent Plan provisions on which the denial is based;

(3) A description of any additional material or information necessary for the Claimant to perfect the claim and an explanation as to why such material or information is necessary;

(4) A copy of any internal rule, guideline, protocol, or other similar criterion relied upon in making the adverse determination or a statement that such a rule, guideline, protocol, or other similar criterion was relied upon in making the adverse determination and that a copy of such rule will be provided to the Claimant free of charge upon request;

(5) If the adverse determination is based on medical necessity or experimental treatment or similar exclusion or limit, either an explanation of the scientific or clinical judgment for the determination, applying the terms of the Plan to the Claimant’s medical circumstances, or a statement that such explanation will be provided to the Claimant free of charge upon request; and

(6) A description of the Plan’s appeal procedures and the time limits applicable to such procedures, including a statement that the Claimant has a right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on appeal.

7.3 Appeal Procedures for Denied Claim.

(a) Claimant’s Right to Appeal a Denied Claim. If a Claimant’s claim for Benefits is denied, either in whole or in part by the Claim Administrator, the Claimant shall have one hundred eighty (180) days from receipt of the notice of denial for Benefits to submit a written request for appeal to the Claims Administrator. A Claimant should submit written comments, documents, records and all other information relating to the claim for Benefits. A Claimant may request reasonable access to and copies of all documents, records, and other information relevant to the claim. The Claimant shall be provided this information free of charge. The review of the denied claim will take into account all comments, documents, records and other information that is submitted, regardless of whether such information was submitted and considered in the initial adverse determination. The Claimant will also be provided a review that does not afford deference to the initial adverse determination to be conducted by someone who is neither the individual who made the initial determination, nor a subordinate of such individual.

(b) Timing and Content of Notice. If the decision of a denied Benefit claim is upheld in whole or in part, the Claims Administrator shall notify the Claimant within a reasonable period of time and no later than sixty (60) days after the Claims Administrator’s receipt of the written request for an appeal of the adverse benefit determination. The Claims Administrator’s notification of the decision on appeal shall be in writing, and shall contain the information required under Section 7.2(b) above as it relates to the adverse determination on appeal.

(c) Exhaustion of Administrative Remedies. The determinations of the Claims Administrator shall be final and conclusive on all persons, and shall be afforded the maximum deference under applicable law. All administrative claim and appeals procedures of the Plan must be exhausted before a Claimant can pursuant a civil action in Federal court. If a Claimant brings suit challenging the decision of the Claims Administrator after an adverse determination on appeal, a review by a court of competent jurisdiction will be limited to the facts, evidence and issues presented during the administrative appeals procedures set forth in this Article VII. Any such action must be filed within one year after the date of the final determination under the Plan’s administrative appeals procedures. Issues not raised during the Plan’s administrative appeals procedures will be deemed waived by the Claimant.

ARTICLE VIII

ADMINISTRATION OF THE PLAN

8.1 Responsibility for Administration of the Plan. The Plan Administrator shall be the named fiduciary under the Plan for purposes of ERISA, and shall have authority and responsibility to control and manage the operation and administration of this Plan.

8.2 Delegation of Powers. The Plan Administrator may, in its sole discretion, delegate its administration authority and appoint a person or committee, or engage any other agents, including a third-party administrator, to assist with the day-to-day administration and operation of the Plan.

8.3 Plan Administrator’s Duties. The Plan Administrator has the authority to establish procedures and take all other actions that are necessary or appropriate to implement the Plan. The Plan Administrator shall have full authority and discretion to interpret provisions and make determinations under the Plan, and such interpretation and determinations shall be final and binding on all parties and shall be given the maximum deference afforded under applicable law.

8.4 Liability. The Plan Administrator shall be free from all liability for its acts and conduct in the administration of the Plan except for acts of willful misconduct. However, the preceding sentence shall not relieve any person from any responsibility, obligation, or duty that person may have under ERISA or other applicable law.

ARTICLE IX

GENERAL PROVISIONS

9.1 Amendment and Termination of Plan. Although the Company intends to maintain the Plan for an indefinite period, the Company reserves the right to amend, modify, or terminate this Plan at any time, including, without limitation, the right to modify eligibility for participation, Benefits paid by the Plan, and the amount, rate or level of Company Contributions to be credited to Participants’ Health Reimbursement Accounts as set forth in Appendix A. Notwithstanding the foregoing, the Company may delegate authority to the Company’s Benefits Committee to approve all technical, administrative, regulatory and compliance amendments to the Plan, and another other amendments that will not increase the cost of the Plan.

9.2 No Contractual Rights to Benefits and Unfunded Plan. The Company shall have no obligation to set aside any funds, establish a trust, or segregate any amounts for the purpose of making Benefit payments under this Plan. Benefits provided under the Plan shall be made solely out of the Company’s general assets. No person shall have any contractual right to Benefits under the Plan which interferes with the amendment or termination of the Plan pursuant to Section 10.1. No Participant or his Spouse shall have the right to alienate, anticipate, commute, pledge, encumber or assign any of the Benefits or payments which he may expect to receive, contingently or otherwise, under the Plan.

9.3 Status of Relations. The adoption and maintenance of the Plan shall not be deemed to constitute a contract between the Company and the Eligible Retirees or to be consideration for, or an inducement or condition of, the employment of any person.

9.4 No Guarantee of Tax Consequences. Although the Plan is intended to satisfy applicable Code requirements for favorable tax treatment, neither the Plan Administrator nor the Company guarantees that any amounts paid under this Plan will be excludable from the Participant’s gross income for federal, state, or local income tax purposes.

9.5 Information to be Furnished. Each Participant and his Spouse shall provide the Plan Administrator with such information and evidence, and shall sign such documents, as may reasonably be requested from time to time for the administration of the Plan.

9.6 Payments to Minors or Incompetents. If any person entitled to benefits hereunder is a minor or is deemed by the Plan Administrator or is adjudged to be legally incapable of receiving any benefits, those benefits will be paid to the duly appointed guardian of such minor or incompetent or to such other legally appointed person as the Plan Administrator may designate. Such payment shall, to the extent made, be deemed a complete discharge of any liability for such payment under the Plan

9.7 Right to Offset Future Payments. In the event a payment or the amount of a payment is made erroneously to an individual, the Plan shall have the right to reduce future payments payable to or on behalf of such individual by the amount of the erroneous or excess payment. This right to offset shall not limit the right of the Plan to recover an erroneous or excess payment in any other manner.

9.8 Right to Recover Payments. Whenever a payment has been made by the Plan, including erroneous payments, in a total amount in excess of the amount payable under the Plan, irrespective of to whom paid, the Plan shall have the right to recover such payments, to the extent of the excess, from the person to or for whom the payment was made.

9.9 Misrepresentation or Fraud. A Participant or his Spouse that receives Benefits under the Plan as a result of false, incomplete, or incorrect information or a misleading or fraudulent representation may be required to repay all amounts paid by the Plan and may be liable for all costs of collection, including attorney’s fees and court costs. The Plan Administrator shall decide such matters on a case by case basis.

9.10 Legal Action. No action at law or in equity in any court or agency shall be brought to recover Benefits under the Plan prior to the exhaustion of the claim and appeals procedures set forth in Article VII, nor shall an action be brought at all unless within one year after the date that a final determination on the Benefit claim is made under such procedures.

9.11 Effect of FMLA and USERRA. Notwithstanding any provision in this Plan to the contrary, any Benefits required to be provided by the FMLA and/or USERRA shall be provided to the full extent specified by the FMLA and/or USERRA.

9.12 Nondiscrimination Requirements. The Plan shall not discriminate in favor of Highly Compensated Employees and is intended to satisfy all applicable non-discrimination requirements under the Code. If the Plan Administrator determines that the Plan may fail to satisfy applicable nondiscrimination requirements, the Plan Administrator may, in its discretion, modify any eligibility requirement or benefit amount under the Plan in order to ensure compliance with such requirements.

9.13 Applicable Law. The Plan shall be construed, regulated, interpreted, and administered under and in accordance with the laws of the State of California, unless preempted by Federal law.

9.14 Construction of Plan. Whenever appropriate, words used in the Plan in the singular may mean the plural, the plural may mean the singular, and the masculine may mean the feminine. The titles of the Articles and Sections in the Plan are only for convenient reference. In the case of any conflicts, the text, rather than the titles, shall control.

9.15 Governing Document. This document, including any and all schedules and Appendices that are attached hereto, contains all of the operative provisions of this Plan. Any conflict between the provisions of this document and any other Company communications purporting to explain the rights, benefits or obligations of the Company and Participants shall be resolved in favor of this Plan document. If a provision of the Plan or the application of a Plan provision to any person, entity, or circumstance is held invalid under governing law by a court of competent jurisdiction, the remainder of the Plan and the application of the provision to any other person, entity, or circumstance shall not be affected.

APPENDIX A

Company Contribution Schedule

Retirement Date	Company Contribution Rates	Duration of Company Contribution	Spousal Company Contribution	Spousal Death Benefit
Retiring on or before December 31, 2013

Retiree only: 75% of the average Medicare rate based on age, sex and zip code, in a fixed dollar amount

Retiree and Spouse: 75% of the average Medicare rate based on age, sex and zip code, in a fixed dollar amount

		Lifetime	Available	3 Years of Company Contributions following Retiree’s death

Retiring after December 31, 2013	Retiree only: 75% of the average Medicare rate based on age, sex and zip code, in a fixed dollar amount Spousal Company Contributions not available.	15 Year Maximum	Not available	Not available

The Company Contribution Rates are subject to change annually.

IN WITNESS WHEREOF, and as evidence of the adoption of this Unified Grocers, Inc. Officer Retiree Health Reimbursement Arrangement, the Company has caused this Plan to be executed by a duly authorized officer as of the 31st day of December, 2013.

UNIFIED GROCERS, INC.

By:	/s/ Robert M. Ling, Jr.

Its:	President & Chief Executive Officer